As filed with the Securities and Exchange Commission on October 14, 2003

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

REDBACK NETWORKS INC.

(Exact name of Registrant as specified in its charter)

Delaware	7389	77-0438443

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

300 Holger Way

San Jose, CA 95134

(408) 750-5000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Thomas L. Cronan III

Senior Vice President of Finance and Administration and Chief Financial Officer

Redback Networks Inc.

300 Holger Way

San Jose, CA 95134

(408) 750-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel J. Weiser

Page Mailliard

Michael Russell

Jason Sebring

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒  File No. 333-107714

This Post-Effective Amendment No. 1 is being filed solely to file Exhibits 5.1 and 8.1, the legal and tax opinions, respectively, of Wilson Sonsini Goodrich & Rosati, Professional Corporation. No changes have been made to Part I or Part II of this registration statement, other than Item 21 (Exhibits and Financial Statement Schedules) of Part II. In particular, there have been no changes to Item 20 (Indemnification of Directors and Officers) or Item 22 (Undertakings) of Part II. Accordingly, Part I is not being filed herewith. Part II is being filed in its entirety, as amended.

Part II

Information Not Required in Prospectus/Disclosure Statement

Item 20.	Indemnification of Directors and Officers.

Section 145(a) of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Redback’s certificate of incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission by the registrant to the full extent authorized or permitted by law, subject to certain limited exceptions.

Redback’s bylaws provide that Redback shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. Redback has also entered into indemnification agreements with its officers and directors containing provisions that may require Redback, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.	Exhibits and Financial Statement Schedules

(a)    Exhibits.

Exhibit Number	Description
2.1	Merger Agreement and Plan of Reorganization, dated November 28, 1999, by and among Redback Networks Inc., Siara Systems Inc. and the Stockholder Agent (which is incorporated herein by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form S-4 filed on February 2, 2000 (File No. 333-95947), as amended).

2.2	Arrangement Agreement, dated July 30, 2000, by and between Redback Networks Inc., 610381 B.C. Inc. and Abatis Systems Corporation (which is incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on October 13, 2000).

2.3	Exchange Trust Agreement, dated as of September 28, 2000, among Registrant, 610381 B.C. Inc. and Montreal Trust Company of Canada (which is incorporated herein by reference Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on October 13, 2000).

2.4	Support Agreement, dated as of September 28, 2000, among Registrant, 610381 B.C. Inc. and 610380 B.C. Inc. (which is incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on October 13, 2000).

2.5	Escrow Agreement, dated as of September 28, 2000, among Registrant, 610381 B.C. Inc., Montreal Trust Company of Canada and Andrew Waitman acting as agent to the stockholders of Abatis Systems Corporation (which is incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on October 13, 2000).

2.6	Common Stock and Warrant Purchase Agreement, dated as of May 21, 2002, between Redback Networks Inc. and Nokia Finance International BV (which is incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on May 31, 2002).

3.1	Amended and Restated Certificate of Incorporation of the Registrant (which is incorporated herein by reference to Exhibit 3.1 of the Registrant’s Form S-1 filed on March 16, 1999 (File No. 333-74479), as amended).

3.2	Amended and Restated Bylaws of the Registrant (which is incorporated herein by reference to Exhibit 3.1 of the Registrant’s Form 10-Q filed on May 15, 2001).

4.1	Investors’ Rights Agreement dated as of July 2, 1998 (which is incorporated herein by reference to Exhibit 4.2 of the Registrant’s Registration Statement on Form S-4 filed on February 2, 2000 (File No. 333-95947), as amended).

4.2	Form of Amendment No. 1 to Amended and Restated Investors’ Rights Agreement of the Registrant (which is incorporated herein by reference to Exhibit 4.3 of the Registrant’s Registration Statement on Form S-4 filed on February 2, 2000 (File No. 333-95947), as amended).

4.3	Form of Note for Registrant’s 5% Convertible Subordinated Note, due April 1, 2007 (which is incorporated herein by reference to Exhibit 4.1 of the Registrant’s Form 10-Q filed on May 15, 2000).

4.4	Indenture, dated as of March 29, 2000, between Registrant and Norwest Bank Minnesota, National Association, as trustee (which is incorporated herein by reference to Exhibit 4.2 of the Registrant’s Form 10-Q filed on May 15, 2000).

Exhibit Number		Description
4.5		Registration Rights Agreement, dated March 29, 2000, among Registrant and Goldman, Sachs & Co., FleetBoston Robertson Stephens Inc., Dain Rauscher Incorporated, Lehman Brothers Inc. and U.S. Bancorp Piper Jaffray Inc. (which is incorporated herein by reference to Exhibit 4.3 of the Registrant’s Form 10-Q filed on May 15, 2000).

4.6		Registration Rights Agreement, dated as of September 28, 2000, between Registrant and Andrew Waitman acting as agent to the stockholders of Abatis Systems Corporation (which is included as an Exhibit to the Arrangement Agreement incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on October 13, 2000).

4.7		Rights Agreement, dated as of June 12, 2001, between Redback Networks Inc., and US Stock Transfer Corporation, as Rights Agent (which is incorporated herein by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on June 15, 2001).

4.8		First Supplemental Indenture, dated as of May 8, 2001, between Redback Networks, Inc. and Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association, as trustee (which is incorporated herein by reference to Exhibit 4.1 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2001).

4.9		Investor’s Rights Agreement, dated as of May 21, 2002, between Redback Networks Inc. and Nokia Finance International BV (which is incorporated herein by reference to the Registrant’s Current Report on Form 8-K filed on May 31, 2002).

4.10		Form of Redback Networks Inc. Common Stock Certificate (which is incorporated herein by reference to Exhibit 4.10 of the Registrant’s Registration Statement on Form S-4 filed on August 22, 2003, as amended (No. 333-108170)).

4.11	*	Form of Warrant to be issued to holders of Redback Networks Inc. common stock and warrants in connection with the Company’s financial restructuring (which is incorporated herein by reference to Exhibit 4.11 of the Registrant’s Registration Statement on Form S-4 filed on August 22, 2003, as amended (No. 333-108170)).

5.1		Opinion of Wilson Sonsini Goodrich & Rosati regarding legality.

8.1		Opinion of Wilson Sonsini Goodrich & Rosati regarding tax matters.

10.1		Employment Agreement between Redback Networks Inc. and Kevin A. DeNuccio, dated August 17, 2001 (which is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on November 13, 2001).

10.2		Redback Networks Inc. Non Plan Notice of Stock Option Grant to Kevin A. DeNuccio, dated August 29, 2001 (which is incorporated herein by reference to Exhibit 10.19 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.3		Redback Networks Inc. 1999 Stock Incentive Plan Notice of Restricted Stock Award to Kevin A. DeNuccio dated August 29, 2001 (which is incorporated herein by reference to Exhibit 10.20 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.4		Employment Agreement between Redback Networks Inc. and Georges Antoun, dated August 22, 2001 (which is incorporated herein by reference to Exhibit 10.21 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.5		Redback Networks Inc. Non Plan Notice of Stock Option Grant to Georges Antoun, dated August 29, 2001 (which is incorporated herein by reference to Exhibit 10.25 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.6		Employment Agreement between Redback Networks Inc. and Joel Arnold, dated December 17, 2001 (which is incorporated herein by reference to Exhibit 10.22 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.7		Employment Agreement between Redback Networks Inc. and Pankaj Patel (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-4 filed on February 2, 2000 (File No. 333-95947), as amended).

Exhibit Number	Description
10.8	Letter re: Terms of Employment between Redback Networks Inc. and Dennis P. Wolf (which is incorporated herein by reference to Exhibit 10.18 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.9	Form of Indemnification Agreement between the Registrant and each of its directors and officers (which is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2001).

10.10	Redback Networks Inc. 1999 Stock Incentive Plan, as amended (which is incorporated herein by reference to Exhibit (a)(7) of the Registrant’s Tender Offer Statement on Schedule TO, filed on September 6, 2001 (File No. 005-57129), as amended).

10.11	Redback Networks Inc. 2001 Employee Option Plan (which is incorporated herein by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form S-8 filed on February 6, 2001 (File No. 333-55076), as amended).

10.12	Redback Networks Inc. 1999 Directors’ Option Plan, as amended (which is incorporated herein by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-4 filed February 2, 2000 (File No. 333-95947), as amended).

10.13	Redback Networks Inc. 1999 Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.9 of the Registrant’s Registration Statement on Form S-4 filed on February 2, 2000 (File No. 333-95947), as amended).

10.14	Employee Patent Awards Program (which is incorporated herein by reference to Exhibit 99.2 of the Registrant’s Registration Statement on Form S-8 filed on February 6, 2001 (File No. 333-55076), as amended).

10.15	Form of Written Compensatory Agreement (which is incorporated herein by reference to Exhibit 99.3 of the Registrant’s Registration Statement on Form S-8 filed on February 6, 2001 (File No. 333-55076), as amended).

10.16	Siara Systems, Inc. 1998 Equity Incentive Plan (which is incorporated herein by reference to Exhibit 99.6 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.17	Abatis Systems Corporation 1998 Key Employee Stock Option Plan, as amended (which is incorporated herein by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form S-8 filed on October 13, 2000 (File No. 333-47972), as amended).

10.18	Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 13, 2000 (which is incorporated herein by reference to Exhibit 10.4 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.19	First Amendment to Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of December 18, 2000 (which is incorporated herein by reference to Exhibit 10.5 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.20	Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 2, 2000 (which is incorporated herein by reference to Exhibit 10.6 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.21	First Amendment to Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 13, 2000 (which is incorporated herein by reference to Exhibit 10.7 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.22	Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 27, 1999 (which is incorporated herein by reference to Exhibit 10.9 of the Registrant’s Registration Statement on Form S-4 filed on February 7, 2000 (File No. 333-95947), as amended).

Exhibit Number	Description
10.23	First Amendment to Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 13, 2000 (which is incorporated herein by reference to Exhibit 10.9 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.24	Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 27, 1999 (which is incorporated herein by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-4 filed on February 7, 2000 (File No. 333-95947), as amended).

10.25	First Amendment to Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 28, 1999 (which is incorporated herein by reference to Exhibit 10.11 of the Registrant’s Registration Statement on Form S-4 filed on February 7, 2000 (File No. 333-95947), as amended).

10.26	Second Amendment to Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 13, 2000 (which is incorporated herein by reference to Exhibit 10.12 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.27	Lease Agreement by and between Redback Networks Inc. and 2725312 Canada Inc., dated as of October 3, 2000 (which is incorporated herein by reference to Exhibit 10.13 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.28	Partial Surrender of Lease and Lease Modification Agreement between Redback Networks Inc. and 2725312 Canada Inc. dated March 11, 2002 (which is incorporated herein by reference to Exhibit 10.23 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.29	Surrender Agreement for the 5th Floor of 2955 Virtual Way, Burnaby, BC by and between Redback Networks, Inc. and 2725312 CANADA, Inc. dated March 11, 2002 (which is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on April 22, 2002).

10.30	Surrender of Lease and Lease Modification Agreement by and between 2725312 CANADA Inc. and the Company dated June 19, 2002 (which is incorporated herein by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2002).

10.31	Manufacturing Services Letter Agreement between Redback Networks Inc. and Jabil Circuit, Inc dated September 14, 2000 (which is incorporated herein by reference to Exhibit 10.24 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.32	Loan and Security Agreement by and between Redback Networks Inc. and Silicon Valley Bank dated December 27, 2002 (which is incorporated herein by reference to Exhibit 10.33 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2003).

10.33	Amendment No. 1 to Loan and Security Agreement by and between Redback Networks Inc. and Silicon Valley Bank dated March 28, 2003 (which is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on May 15, 2003).

10.34	Lock-Up Agreement by and among the Registrant and the Noteholders as defined therein dated July 6, 2003 (which is incorporated herein by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on July 8, 2003).

10.35	Common Stock Purchase Warrant, dated as of May 21, 2002, issued to Nokia Finance International BV by Redback Networks Inc. (which is incorporated herein by reference to Exhibit 2.2 of the Registrant’s Current Report on Form 8-K filed on May 31, 2002).

10.36	Amendment No. 1 to Common Stock Purchase Warrant by and between Redback Networks Inc. and Nokia Finance International B.V. dated August 5, 2003 (which is incorporated herein by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

Exhibit Number	Description
10.37	Lease Termination Agreement by and between Redback Networks Inc. and AMB Property, L.P. dated May 30, 2003 (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

10.38	Employment Agreement by and between Redback Networks Inc. and Thomas C. Cronan III dated January 15, 2003 (which is incorporated herein by reference to Exhibit 10.4 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

21.1	Subsidiaries of the registrant (which is incorporated herein by reference to Exhibit 21.1 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2003).

23.1*	Consent of Independent Accountants.

23.2	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1 and 8.1 filed with this registration statement).

24.1	Powers of Attorney (included on page II-8 of the initial filing of this registration statement on Form S-4).

99.1	Form of Letter of Transmittal (which is incorporated by reference to Exhibit (a)(1)(ii) of the Registrant’s Tender Offer Statement on Schedule TO filed on October 2, 2003).

99.2	Form of Notice of Guaranteed Delivery (which is incorporated by reference to Exhibit (a)(1)(iii) of the Registrant’s Tender Offer Statement on Schedule TO filed on October 2, 2003).

99.3	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (which is incorporated by reference to Exhibit (a)(1)(iv) of the Registrant’s Tender Offer Statement on Schedule TO filed on October 2, 2003).

99.4	Form of Letter to Clients (which is incorporated by reference to Exhibit (a)(1)(v) of the Registrant’s Tender Offer Statement on Schedule TO filed on October 2, 2003).

99.5*	Form of Ballot for Prepackaged Plan of Reorganization.

99.6*	Form of Master Ballot for Prepackaged Plan of Reorganization.

99.7*	Consent of person named as about to become a director.

99.8*	Consent of person named as about to become a director.

99.9*	Consent of person named as about to become a director.

99.10*	Consent of person named as about to become a director.

99.11*	Consent of person named as about to become a director.

99.12*	Consent of UBS Securities LLC.

99.13*	Consent of Standard & Poor’s Corporate Value Consulting.

*	Previously filed.

(b)    Financial Statement Schedules.

II—Valuation and Qualifying Accounts for each of three years in the period ended December 31, 2002 is included on page F-34 of the Consolidated Financial Statements included in this prospectus/disclosure statement.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934

(and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(2) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to such request; and

(5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, California, on October 10, 2003.

REDBACK NETWORKS INC.

By:	/s/ THOMAS L. CRONAN III
Thomas L. Cronan III
Senior Vice President of Finance and Administration and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Kevin A. DeNuccio	Chief Executive Officer, President and Director (Principal Executive Officer)	October 10, 2003

/s/ THOMAS L. CRONAN III Thomas L. Cronan III	Senior Vice President of Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	October 10, 2003

* Gaurav Garg	Director	October 10, 2003

* Promod Haque	Director	October 10, 2003

* William Kurtz	Director	October 10, 2003

* Donald J. Listwin	Director	October 10, 2003

* Daniel J. Warmenhoven	Director	October 10, 2003

*By:	/s/ THOMAS L. CRONAN III
Thomas L. Cronan III Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
2.1	Merger Agreement and Plan of Reorganization, dated November 28, 1999, by and among Redback Networks Inc., Siara Systems Inc. and the Stockholder Agent (which is incorporated herein by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form S-4 filed on February 2, 2000 (File No. 333-95947), as amended).

2.2	Arrangement Agreement, dated July 30, 2000, by and between Redback Networks Inc., 610381 B.C. Inc. and Abatis Systems Corporation (which is incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on October 13, 2000).

2.3	Exchange Trust Agreement, dated as of September 28, 2000, among Registrant, 610381 B.C. Inc. and Montreal Trust Company of Canada (which is incorporated herein by reference Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on October 13, 2000).

2.4	Support Agreement, dated as of September 28, 2000, among Registrant, 610381 B.C. Inc. and 610380 B.C. Inc. (which is incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on October 13, 2000).

2.5	Escrow Agreement, dated as of September 28, 2000, among Registrant, 610381 B.C. Inc., Montreal Trust Company of Canada and Andrew Waitman acting as agent to the stockholders of Abatis Systems Corporation (which is incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on October 13, 2000).

2.6	Common Stock and Warrant Purchase Agreement, dated as of May 21, 2002, between Redback Networks Inc. and Nokia Finance International BV (which is incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on May 31, 2002).

3.1	Amended and Restated Certificate of Incorporation of the Registrant (which is incorporated herein by reference to Exhibit 3.1 of the Registrant’s Form S-1 filed on March 16, 1999 (File No. 333-74479), as amended).

3.2	Amended and Restated Bylaws of the Registrant (which is incorporated herein by reference to Exhibit 3.1 of the Registrant’s Form 10-Q filed on May 15, 2001).

4.1	Investors’ Rights Agreement dated as of July 2, 1998 (which is incorporated herein by reference to Exhibit 4.2 of the Registrant’s Registration Statement on Form S-4 filed on February 2, 2000 (File No. 333-95947), as amended).

4.2	Form of Amendment No. 1 to Amended and Restated Investors’ Rights Agreement of the Registrant (which is incorporated herein by reference to Exhibit 4.3 of the Registrant’s Registration Statement on Form S-4 filed on February 2, 2000 (File No. 333-95947), as amended).

4.3	Form of Note for Registrant’s 5% Convertible Subordinated Note, due April 1, 2007 (which is incorporated herein by reference to Exhibit 4.1 of the Registrant’s Form 10-Q filed on May 15, 2000).

4.4	Indenture, dated as of March 29, 2000, between Registrant and Norwest Bank Minnesota, National Association, as trustee (which is incorporated herein by reference to Exhibit 4.2 of the Registrant’s Form 10-Q filed on May 15, 2000).

4.5	Registration Rights Agreement, dated March 29, 2000, among Registrant and Goldman, Sachs & Co., FleetBoston Robertson Stephens Inc., Dain Rauscher Incorporated, Lehman Brothers Inc. and U.S. Bancorp Piper Jaffray Inc. (which is incorporated herein by reference to Exhibit 4.3 of the Registrant’s Form 10-Q filed on May 15, 2000).

Exhibit Number		Description
4.6		Registration Rights Agreement, dated as of September 28, 2000, between Registrant and Andrew Waitman acting as agent to the stockholders of Abatis Systems Corporation (which is included as an Exhibit to the Arrangement Agreement incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on October 13, 2000).

4.7		Rights Agreement, dated as of June 12, 2001, between Redback Networks Inc., and US Stock Transfer Corporation, as Rights Agent (which is incorporated herein by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on June 15, 2001).

4.8		First Supplemental Indenture, dated as of May 8, 2001, between Redback Networks, Inc. and Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association, as trustee (which is incorporated herein by reference to Exhibit 4.1 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2001).

4.9		Investor’s Rights Agreement, dated as of May 21, 2002, between Redback Networks Inc. and Nokia Finance International BV (which is incorporated herein by reference to the Registrant’s Current Report on Form 8-K filed on May 31, 2002).

4.10		Form of Redback Networks Inc. Common Stock Certificate (which is incorporated herein by reference to Exhibit 4.10 of the Registrant’s Registration Statement on Form S-4 filed on August 22, 2003, as amended (No. 333-108170)).

4.11	*	Form of Warrant to be issued to holders of Redback Networks Inc. common stock and warrants in connection with the Company’s financial restructuring (which is incorporated herein by reference to Exhibit 4.11 of the Registrant’s Registration Statement on Form S-4 filed on August 22, 2003, as amended (No. 333-108170)).

5.1		Opinion of Wilson Sonsini Goodrich & Rosati regarding legality.

8.1		Opinion of Wilson Sonsini Goodrich & Rosati regarding tax matters.

10.1		Employment Agreement between Redback Networks Inc. and Kevin A. DeNuccio, dated August 17, 2001 (which is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on November 13, 2001).

10.2		Redback Networks Inc. Non Plan Notice of Stock Option Grant to Kevin A. DeNuccio, dated August 29, 2001 (which is incorporated herein by reference to Exhibit 10.19 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.3		Redback Networks Inc. 1999 Stock Incentive Plan Notice of Restricted Stock Award to Kevin A. DeNuccio dated August 29, 2001 (which is incorporated herein by reference to Exhibit 10.20 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.4		Employment Agreement between Redback Networks Inc. and Georges Antoun, dated August 22, 2001 (which is incorporated herein by reference to Exhibit 10.21 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.5		Redback Networks Inc. Non Plan Notice of Stock Option Grant to Georges Antoun, dated August 29, 2001 (which is incorporated herein by reference to Exhibit 10.25 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.6		Employment Agreement between Redback Networks Inc. and Joel Arnold, dated December 17, 2001 (which is incorporated herein by reference to Exhibit 10.22 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.7		Employment Agreement between Redback Networks Inc. and Pankaj Patel (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-4 filed on February 2, 2000 (File No. 333-95947), as amended).

Exhibit Number	Description
10.8	Letter re: Terms of Employment between Redback Networks Inc. and Dennis P. Wolf (which is incorporated herein by reference to Exhibit 10.18 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.9	Form of Indemnification Agreement between the Registrant and each of its directors and officers (which is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2001).

10.10	Redback Networks Inc. 1999 Stock Incentive Plan, as amended (which is incorporated herein by reference to Exhibit (a)(7) of the Registrant’s Tender Offer Statement on Schedule TO, filed on September 6, 2001 (File No. 005-57129), as amended).

10.11	Redback Networks Inc. 2001 Employee Option Plan (which is incorporated herein by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form S-8 filed on February 6, 2001 (File No. 333-55076), as amended).

10.12	Redback Networks Inc. 1999 Directors’ Option Plan, as amended (which is incorporated herein by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-4 filed February 2, 2000 (File No. 333-95947), as amended).

10.13	Redback Networks Inc. 1999 Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.9 of the Registrant’s Registration Statement on Form S-4 filed on February 2, 2000 (File No. 333-95947), as amended).

10.14	Employee Patent Awards Program (which is incorporated herein by reference to Exhibit 99.2 of the Registrant’s Registration Statement on Form S-8 filed on February 6, 2001 (File No. 333-55076), as amended).

10.15	Form of Written Compensatory Agreement (which is incorporated herein by reference to Exhibit 99.3 of the Registrant’s Registration Statement on Form S-8 filed on February 6, 2001 (File No. 333-55076), as amended).

10.16	Siara Systems, Inc. 1998 Equity Incentive Plan (which is incorporated herein by reference to Exhibit 99.6 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.17	Abatis Systems Corporation 1998 Key Employee Stock Option Plan, as amended (which is incorporated herein by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form S-8 filed on October 13, 2000 (File No. 333-47972), as amended).

10.18	Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 13, 2000 (which is incorporated herein by reference to Exhibit 10.4 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.19	First Amendment to Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of December 18, 2000 (which is incorporated herein by reference to Exhibit 10.5 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.20	Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 2, 2000 (which is incorporated herein by reference to Exhibit 10.6 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.21	First Amendment to Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 13, 2000 (which is incorporated herein by reference to Exhibit 10.7 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.22	Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 27, 1999 (which is incorporated herein by reference to Exhibit 10.9 of the Registrant’s Registration Statement on Form S-4 filed on February 7, 2000 (File No. 333-95947), as amended).

Exhibit Number	Description
10.23	First Amendment to Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 13, 2000 (which is incorporated herein by reference to Exhibit 10.9 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.24	Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 27, 1999 (which is incorporated herein by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-4 filed on February 7, 2000 (File No. 333-95947), as amended).

10.25	First Amendment to Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 28, 1999 (which is incorporated herein by reference to Exhibit 10.11 of the Registrant’s Registration Statement on Form S-4 filed on February 7, 2000 (File No. 333-95947), as amended).

10.26	Second Amendment to Lease by and between Corporate Technology Centre Associates LLC and Redback Networks Inc., dated as of October 13, 2000 (which is incorporated herein by reference to Exhibit 10.12 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.27	Lease Agreement by and between Redback Networks Inc. and 2725312 Canada Inc., dated as of October 3, 2000 (which is incorporated herein by reference to Exhibit 10.13 of the Registrant’s Annual Report on Form 10-K filed on April 2, 2001).

10.28	Partial Surrender of Lease and Lease Modification Agreement between Redback Networks Inc. and 2725312 Canada Inc. dated March 11, 2002 (which is incorporated herein by reference to Exhibit 10.23 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.29	Surrender Agreement for the 5th Floor of 2955 Virtual Way, Burnaby, BC by and between Redback Networks, Inc. and 2725312 CANADA, Inc. dated March 11, 2002 (which is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on April 22, 2002).

10.30	Surrender of Lease and Lease Modification Agreement by and between 2725312 CANADA Inc. and the Company dated June 19, 2002 (which is incorporated herein by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2002).

10.31	Manufacturing Services Letter Agreement between Redback Networks Inc. and Jabil Circuit, Inc dated September 14, 2000 (which is incorporated herein by reference to Exhibit 10.24 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

10.32	Loan and Security Agreement by and between Redback Networks Inc. and Silicon Valley Bank dated December 27, 2002 (which is incorporated herein by reference to Exhibit 10.33 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2003).

10.33	Amendment No. 1 to Loan and Security Agreement by and between Redback Networks Inc. and Silicon Valley Bank dated March 28, 2003 (which is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on May 15, 2003).

10.34	Lock-Up Agreement by and among the Registrant and the Noteholders as defined therein dated July 6, 2003 (which is incorporated herein by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on July 8, 2003).

10.35	Common Stock Purchase Warrant, dated as of May 21, 2002, issued to Nokia Finance International BV by Redback Networks Inc. (which is incorporated herein by reference to Exhibit 2.2 of the Registrant’s Current Report on Form 8-K filed on May 31, 2002).

Exhibit Number	Description

10.36	Amendment No. 1 to Common Stock Purchase Warrant by and between Redback Networks Inc. and Nokia Finance International B.V. dated August 5, 2003 (which is incorporated herein by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

10.37	Lease Termination Agreement by and between Redback Networks Inc. and AMB Property, L.P. dated May 30, 2003 (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

10.38	Employment Agreement by and between Redback Networks Inc. and Thomas C. Cronan III dated January 15, 2003 (which is incorporated herein by reference to Exhibit 10.4 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

21.1	Subsidiaries of the registrant (which is incorporated herein by reference to Exhibit 21.1 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2003).

23.1*	Consent of Independent Accountants.

23.2	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1 and 8.1 filed with this registration statement).

24.1	Powers of Attorney (included on page II-8 of the initial filing of this registration statement on Form S-4).

99.1	Form of Letter of Transmittal (which is incorporated by reference to Exhibit (a)(1)(ii) of the Registrant’s Tender Offer Statement on Schedule TO filed on October 2, 2003).

99.2	Form of Notice of Guaranteed Delivery (which is incorporated by reference to Exhibit (a)(1)(iii) of the Registrant’s Tender Offer Statement on Schedule TO filed on October 2, 2003).

99.3	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (which is incorporated by reference to Exhibit (a)(1)(iv) of the Registrant’s Tender Offer Statement on Schedule TO filed on October 2, 2003).

99.4	Form of Letter to Clients (which is incorporated by reference to Exhibit (a)(1)(v) of the Registrant’s Tender Offer Statement on Schedule TO filed on October 2, 2003).

99.5*	Form of Ballot for Prepackaged Plan of Reorganization.

99.6*	Form of Master Ballot for Prepackaged Plan of Reorganization.

99.7*	Consent of person named as about to become a director.

99.8*	Consent of person named as about to become a director.

99.9*	Consent of person named as about to become a director.

99.10*	Consent of person named as about to become a director.

99.11*	Consent of person named as about to become a director.

99.12*	Consent of UBS Securities LLC.

99.13*	Consent of Standard & Poor’s Corporate Value Consulting.

*	Previously filed.